

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2021

Nicholas Lahanas
Chief Financial Officer
Central Garden & Pet Company
1340 Treat Boulevard
Suite 600
Walnut Creek, CA 94597

> **Re: Central Garden & Pet Company**
> **Form 10-K for the Fiscal Year Ended September 26, 2020**
> **Filed November 24, 2020**
> **File No. 001-33268**

Dear Mr. Lahanas:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services